

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Dr. Stephan Zoll
Chief Executive Officer
SIGNA Sports United N.V.
Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany

> **Re: SIGNA Sports United N.V.**
> **Registration Statement on Form F-3**
> **Filed March 24, 2023**
> **File No. 333-270826**

Dear Dr. Stephan Zoll:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form F-3 filed March 24, 2023

General

1. We note you are registering for resale 161,691,626 Ordinary Shares on behalf of SIGNA International Sports Holding GmbH, which appears to be your parent. Because of your relationship to this selling securityholder, resales by this selling security holder do not appear to be eligible under Rule 415(a)(1)(i) of the Securities Act of 1933 and instead appear to represent a primary offering under Rule 415(a)(1)(x). Please refer to Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations, which are available on our website. Accordingly, please either identify this selling securityholder as an underwriter and disclose that this is a primary offering, or tell us your basis for determining that the transaction is eligible to be treated as secondary transaction under Rule 415.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services